Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Berkshire Hathaway Inc (BRK)

Name of person relying on exemption: As You Sow®

Address of persons relying on exemption: 11461 San Pablo Ave, Suite 400, El Cerrito, CA 94530

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. As You Sow® does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

11461 San Pablo Avenue, Suite 400	www.asyousow.org
El Cerrito, CA 94530	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Berkshire Hathaway Inc (BRK)
Vote Yes: Item 7 – Disclose Clean Energy Financing Ratio

Annual Meeting: May 3, 2025

CONTACT: Mary Zuccarello | mzuccarello@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Berkshire annually disclose its clean energy financing ratio, defined as its total financing in low-carbon energy as a proportion of its investment in fossil-fuel energy. The disclosure, prepared at reasonable expense and excluding confidential information, should describe the Company’s methodology, including what it classifies as “low carbon” and “fossil fuel.”

SUPPORTING STATEMENT: At Company discretion, the clean energy financing ratio should include all Berkshire’s material investment mechanisms, including debt, equity, and project finance.

SUMMARY

The United States is facing a nationwide insurance crisis due to the increasing frequency and severity of climate-fueled weather events. Between 2019 and 2022, the number of severe climate-related disasters in the United States escalated by 32%, causing insured losses over the same period to rise by nearly 300%.1 In 2024, the U.S. experienced 27 individual extreme weather events costing over $1 billion in damages each and amounting to nearly $183 billion damages altogether.2 Globally, 2024 was the fourth costliest year on record, with total direct economic costs from natural perils reaching $417 billion and insured losses amounting to $154 billion.3 These catastrophe losses have had dramatic impacts on the homeowners insurance market.

Homeowners insurance premiums nationwide rose by 34% between 2017 and 2023, increasing at a rate 40% faster than inflation.4 In the first quarter of 2024 alone, U.S. homeowner rates increased by another 13%. Insurance availability has also declined as significant portions of states like California and Florida become uninsurable due to climate-driven disasters.5 In 2023, 12% of U.S. homeowners lacked insurance coverage, up from 5% four years earlier. This combination of increasing homeowner premiums and reduced insurance availability is leading to instability in housing and mortgage markets, especially those hard hit by climate-heightened weather events.

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1 https://www2.deloitte.com/us/en/insights/industry/financial-services/bridging-the-gap-between-homeowners-insurance-companies-climate-change.html

2 https://www.climate.gov/news-features/blogs/beyond-data/2024-active-year-us-billion-dollar-weather-and-climate-disasters

3 https://www.ajg.com/gallagherre/-/media/files/gallagher/gallagherre/news-and-insights/2025/natural-catastrophe-and-climate-report-2025.pdf, p.6

4 https://www.insurancejournal.com/news/national/2024/09/26/794409.htm; https://www.newyorker.com/news/the-financial-page/the-home-insurance-crisis-that-wont-end-after-hurricane-season

5 https://www.npr.org/2024/03/03/1233963377/auto-home-insurance-premiums-costs-natural-disasters-inflation

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2025 Proxy Memo Berkshire Hathaway Inc | Disclose Clean Energy Financing Ratio

Berkshire is not exempt from these climate-related financial impacts. Berkshire’s Property & Casualty reinsurance business saw its losses increase from $9.8 billion in 2021 to $12.6 billion in 2023; during the same timeframe, losses to Berkshire’s Primary Insurance Group rose from $8.1 billion to $11.2 billion.6 In 2023, Berkshire’s subsidiary AmGUARD announced plans to drop over 50,000 homeowner and personal umbrella policies in California.7

High insurance premiums and insurance non-renewals are fueling a potential economic crisis. When homeowners lose access to affordable insurance—a key requirement for many mortgage lenders—buyers struggle to secure mortgages. This and declining property values, which in turn impacts banks and reduces municipal tax revenues. Unlike previous financial crises and recessions, including the 2008 mortgage crisis, climate-driven financial risks are expected to escalate until action is taken to reduce greenhouse gas emissions.8

In this growing insurance crisis, Berkshire continues to invest in and underwrite high-carbon business sectors, exacerbating extreme weather and systemic climate risk. Berkshire holds nearly $96 billion in fossil fuel-related equities.9 In its 2017 reporting to California, Berkshire indicated that fully 38% of its life insurance investments were in fossil fuel assets.10 Unlike most large insurance companies, Berkshire continues to underwrite new coal projects; its utility subsidiary, Berkshire Hathaway Energy, owns at least eleven coal power plants and has partial stakes in thirteen others.11

Berkshire’s involvement in fossil fuel activities, through its lending, underwriting, and investment practices, amplifies climate risk. As emissions from high carbon companies drive a warming climate and extreme weather events, the Company is exposed to greater climate-related hazards. In the short term, Berkshire is managing these risks and maintaining profitability by raising premiums and limiting coverage. However, as climate-related damage continues to escalate, Berkshire will face the challenge of maintaining its profitability within a volatile market of fewer customers in fewer insurable markets.

Mitigation of Climate-Related Financial Risks

In shareholder proposals filed over the past three years, investors have asked Berkshire to address how it intends to measure, disclose, and reduce the greenhouse gas emissions associated with its underwriting, insuring, and investment activities, in alignment with the Paris Agreement. Despite 21-26% of investors over those three years (40-47% of independent investors) supporting this request, Berkshire has failed to take the requested action. Between 2022 to 2025, Berkshire has also denied all but one investor request for a meeting. Given this lack of responsiveness toward quantifying and reducing its contribution to climate change, investors this year have asked Berkshire to instead simply disclose its ratio of low carbon to fossil fuel energy financing.

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6 https://www.berkshirehathaway.com/2023ar/2023ar.pdf, p.K-38, K-39, K-40

7 https://uphelp.org/over-50000-to-lose-homeowners-insurance-as-two-more-insurers-exit-california/

8 https://ww3.lawschool.cornell.edu/research/JLPP/upload/Steele-final.pdf

9 https://investinginclimatechaos.org/data

10 https://interactive.web.insurance.ca.gov/apex_extprd/f?p=250:40:16374315235923::NO

11 https://www.budget.senate.gov/imo/media/doc/Budget%20Committee%20Letters%20to%20Insurance%20Companies.pdf

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2025 Proxy Memo Berkshire Hathaway Inc | Disclose Clean Energy Financing Ratio

The International Energy Agency (IEA) projects that reaching net zero by 2050 will require a tripling in global annual clean energy investment by 2030. In particular, BloombergNEF concludes that achieving net zero emissions will require a minimum global financing ratio of 4:1 investment in low-carbon energy to fossil fuels of by 2030.12 This ratio, known as a Clean Energy Financing ratio, allows companies heavily invested in energy to take advantage of opportunities created by the energy transition and reduce exposure to the risks associated with fossil fuel investments. Such a financing ratio also reduces Berkshire’s contribution to climate change emissions, helping to limiting future catastrophe losses and insurance coverage withdrawals, allowing Berkshire to join other financial companies in measuring and disclosing a Clean Energy Financing Ratio.

Disclosure of Berkshire’s Clean Energy Financing Ratio will indicate to investors whether Berkshire is decreasing its contribution to climate change by investing in alignment with Paris climate goals or continuing to contribute to growing climate risk.

RATIONALE FOR A YES VOTE

1.	Berkshire Hathaway’s investment in high-emitting industries increases financial risk to the Company and to investor portfolios.

2.	Berkshire Hathaway’s failure to disclose the proportion of its investments that lie in high-risk fossil fuel energy versus low-carbon energy obfuscates investors’ ability to assess the Company’s climate risk and impact.

3.	Berkshire Hathaway lags peers in disclosing and addressing the climate impact of its investment activities.

DISCUSSION

1.	Berkshire Hathaway’s investment in high-emitting industries increases financial risk to the Company and to investor portfolios.

Berkshire’s investment portfolio includes nearly $96 billion in fossil fuel-related equities and bonds13 and the Company’s insurance arm holds over $20.9 billion in fossil-fuel related assets.14 In 2023, Berkshire increased its investments in fossil fuels, while the majority of U.S. Property and Casualty insurers reduced investments in oil, gas, and coal.15

Berkshire’s continued investment in fossil fuels threatens the Company’s long-term profitability by exacerbating climate-related disasters, which contribute to losses and a shrinking private market for homeowner’s insurance. In its 10-K, Berkshire confirms that, “extreme weather events may produce losses affecting our insurance operations as their primary business is to monitor, assess and price risk, including climate-related risk...”16 Berkshire’s Property & Casualty reinsurance business has seen losses increase from $9.8 billion in 2021 to $12.6 billion in 2023, and Berkshire’s Primary Insurance Group saw losses increase from $8.1 billion to $11.2 billion in the same time frame.17

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12 https://assets.bbhub.io/professional/sites/24/BNEF-Bank-Financing-Report-Summary-2023.pdf

13 https://investinginclimatechaos.org/data

14 https://www.ceres.org/resources/reports/changing-climate-insurance-industry?gad_source=1&gclid=Cj0KCQiA4-y8BhC3ARIsAHmjC_GnHFUmn8FjiW52AJQj_xMeE0cGJGkg9iZFLYz98eF7um06WvG02UEaAhWOEALw_wcB, p.20

15 https://www.wsj.com/us-news/climate-environment/the-two-big-insurers-still-betting-on-fossil-fuels-fa31bb15

16 https://www.berkshirehathaway.com/2023ar/2023ar.pdf, p. K-27

17 https://www.berkshirehathaway.com/2023ar/2023ar.pdf, p.K-38, K-39, K-40

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2025 Proxy Memo Berkshire Hathaway Inc | Disclose Clean Energy Financing Ratio

The rise in climate-related disasters is leading Berkshire to remove policies in high-risk markets. In 2023, Berkshire‘s AmGUARD announced 50,000 non-renewals in California.18 Berkshire also notably did not renew its reinsurance of Florida Citizens Property Insurance Corporation, a Florida property insurer of last resort.19 While exiting markets vulnerable to climate change may provide risk-mitigation in the short-term, it has to potential to negatively impact business as climate-related damage becomes increasingly widespread. Further, as insurance becomes costlier and less available, this trend could negatively impact the mortgage market,20 with ripple effects into the municipal bond market into which Berkshire invests insurance proceeds.

In 2024, the United States experienced 27 climate-related weather events with costs of over $1 billion – the most in any year apart from 2023, which saw 28 massive storms.21 Climate change, driven in part by continued investments in new fossil fuel projects and infrastructure, is causing increasingly severe, frequent, and hard-to-predict weather events in locations across the U.S.22 For Berkshire, these trends are resulting in catastrophe losses and a shrinking private insurance market, which makes addressing climate risk imperative. Continued investment in new fossil fuel projects and infrastructure moves Berkshire in the wrong direction by increasing company risk and systemic market risk that will negatively impact investors.

The California Department of Insurance, in a recent Climate Risk Analysis, has recognized growing risk related to fossil fuel and other high carbon investments underscoring that “climate change is a systemic risk, and investments that reduce short- and long-term climate change impacts will promote a more sustainable insurance market over the long-term.”23 Other state regulators have called for insurers to consider climate-related factors. In 2021, the Connecticut General Assembly passed legislation requiring the Connecticut Insurance Commissioner to consider an insurer’s approach to climate risk in its oversight.24 In 2021, the New York State Department of Financial Services also issued guidance for insurers to incorporate climate risk into financial risk management.25

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18 https://www.guard.com/ca-mitigation/

19 https://www.reinsurancene.ws/berkshire-hathaway-absent-bermuda-collateralised-reinsurers-dominate-florida-citizens-renewal/

20 https://climateandcommunity.org/research/insurance-financial-stability/

21 https://www.climate.gov/news-features/blogs/beyond-data/2024-active-year-us-billion-dollar-weather-and-climate-disasters

22 https://www.ncei.noaa.gov/access/billions/state-summary/US

23 https://www.insurance.ca.gov/01-consumers/180-climate-change/upload/California-Sustainable-Insurance-Roadmap-Progress-Report-June-2022.pdf, p.2

24 https://portal.ct.gov/-/media/CID/1_Bulletins/Bulletin-FS-44.pdf

25 https://www.insurancejournal.com/news/east/2021/11/15/642291.htm

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2025 Proxy Memo Berkshire Hathaway Inc | Disclose Clean Energy Financing Ratio

Berkshire’s oversized investment in fossil fuel stocks undermines its financial position not only by increasing its climate-related risk but also by generating subpar returns. In 2023, fossil fuel stocks underperformed the equity market, with the S&P 500’s fossil fuel components seeing a 5.72% return in compared to 25.02% returns for the whole index.26 In seven of the past ten years, the fossil fuel sector has exhibited the poorest performance and highest volatility of all S&P sectors, according to the Institute for Energy Economics and Financial Analysis.27

Given the regulatory and physical risks associated with climate change, particularly in the context of a developing insurance crisis, Berkshire’s investment in fossil fuels poses clear risks to the Company and to shareholders.

2.	Berkshire Hathaway’s failure to disclose the proportion of its investments that lie in high-risk fossil fuel energy versus low-carbon energy obfuscates investors’ ability to assess the Company’s climate risk and impact.

Underwriting performance and investment return are the two principal drivers of insurance industry profitability. As an industry, the Property & Casualty industry has had only one underwriting profit year since 1978.28 Thus, managing climate risk to the companies’ investment portfolios is a relevant and material question for the insurance industry at large.

Companies can reduce climate risk by rebalancing energy investments. Clean energy financing ratios provide a measure of progress for reducing risk. BloombergNEF reports that to limit average global temperature rise to no more than 1.5°C – a global goal set to minimize the catastrophic impacts of climate change -- the clean energy financing ratio (investment in low carbon to fossil fuel energy supply) needs to reach 4:1 by 2030. Thus, every dollar invested in fossil fuel supply by 2030 should be matched with four dollars of investment in low-carbon energy supply.29

The State of California Department of Insurance (CDI), from 2015 to 2019, required insurers with over $100 million in annual premiums to disclose their investments in fossil-fuel related assets, “recognizing the potential significant financial risks posed to insurers' investments in oil, gas, coal and utilities.”30

Based on the available data from the CDI’s Climate Risk Carbon Initiative, the top 16 U.S. Property & Causality insurers invested $69.9 billion in fossil fuel-related assets, and only $2.3 billion in green bonds. Of the 16 largest U.S. Property & Causality insurers, Berkshire had the second highest investment in fossil fuels and the lowest investment in green bonds (at 0% of its total Assets Under Management).31

While Berkshire responded to the CDI’s request for disclosure, the Company does not voluntarily disclose its own reporting and has not disclosed the scale of its fossil fuel investments past 2019. This limits investors’ understanding of the trajectory of Berkshire's exposure to the fossil fuel industry, and thus the Company’s current risk.

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26 https://ieefa.org/sites/default/files/2025-01/REVIEWED-15818-Briefing%20Note_2024%20Recap%20oil%20stocks%20%281%29.pdf, p.1

27 https://ieefa.org/sites/default/files/2025-01/REVIEWED-15818-Briefing%20Note_2024%20Recap%20oil%20stocks%20%281%29.pdf, p.1

28 https://www.iii.org/article/financial-reporting-pc-insurance-industry

29 https://assets.bbhub.io/professional/sites/24/BNEF-Bank-Financing-Report-Summary-2023.pdf, p.4

30 https://interactive.web.insurance.ca.gov/apex_extprd/f?p=250:1:0::NO:10,25,30,40

31 Ceres Changing Climate for Insurance Sector Report, https://www.ceres.org/resources/reports/changing-climate-insurance-industry, p.21

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2025 Proxy Memo Berkshire Hathaway Inc | Disclose Clean Energy Financing Ratio

Even though the CDI initiative also tracked green bond investments, it did not give sufficiently granular information to assess Berkshire’s clean energy financing ratio since green bonds can cover a variety of activities not limited to clean energy. Thus, investors request that Berkshire define its activities for clean energy investments.

Only through Berkshire’s own disclosure can investors receive accurate, cohesive, and up-to-date figures for the Company’s fossil fuel and clean energy investments. Unlike many of its peers, Berkshire discloses no overarching climate strategy. Berkshire does not disclose the emissions from its investment or insurance activities, it does not disclose targets to reduce those emissions, nor does it disclose sustainable investment targets. By disclosing its clean energy ratio, Berkshire can provide decision-useful information to investors on whether it is proactively reducing its own climate risk within its investment portfolio.

3.	Berkshire Hathaway lags peers in addressing the climate impact of its investment activities.

Berkshire has failed to address its climate-related risk, despite calls from investors to do so. Between 2022 and 2024, investors filed a proposal asking Berkshire to measure, disclose, and reduce the GHG emissions associated with its underwriting, insuring, and investment activities. The proposal received investor support ranging from 26% percent support (47% of independent shareholder votes) to 21% (40% of independent shareholders). Yet Berkshire has not offered the requested disclosures. Berkshire has also declined engagements with investors on the topic for the last two shareholder resolution seasons.

Peers, alternatively, have increasingly begun to disclose invested emissions and set targets to reduce these emissions.

•	Allstate, a peer in the insurance sector, will establish a goal for financed emissions by the end of 2025, according to its TCFD report. Allstate has also established an interim financed emissions inventory covering 44% of its portfolio.[32]
•	American International Group (AIG) has established a net zero by 2050 target covering underwriting and investment and begun reporting financed emissions on its corporate bond portfolios.[33] The Company has also committed to phase out investments for clients deriving 30 percent or more of their revenues from coal-fired power, thermal coal mines, or oil sands, and companies that generate more than 30 percent of their energy production from coal.[34]
•	MetLife has similarly established a target to achieve net zero greenhouse gas emissions by 2050 that covers its investment portfolio.[35] MetLife does not invest in companies that derive 25% or more of their revenue from thermal coal or hold at least 20% of their oil reserve in oil sands.[36]

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32 https://delivery.contenthub.allstate.com/api/public/content/2023-TCFD?v=1f6ffaab, p.7

33 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-sustainability-report-2023.pdf, p.35

34 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/sustainability-net-zero-fact-sheet.pdf

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2025 Proxy Memo Berkshire Hathaway Inc | Disclose Clean Energy Financing Ratio

•	Travelers has been disclosing a portion of its invested emissions since 2019, and gives a breakdown of such emissions by sector, thus allowing investors to better understand the exposure of its investments in fossil fuels.[37]
•	The Hartford Financial Services Group has established a goal to invest $2.5 billion in advancing the energy transition and addressing climate change.[38]
•	European insurers including Swiss Re, Munich Re, Groupama, and Ageas have begun disclosing financed emissions.

U.S. banks have begun to provide clean energy financing ratios to allow investors to track progress toward a 4:1 ratio. JPMorgan has released its “Energy Supply Financing Ratio Methodology,” which defines low carbon and high carbon activities and calculates the ratio; JPMorgan has $30 billion invested in low carbon and $23 billion in high carbon, amounting to a 1.29:1 ratio.39 Citibank and Royal Bank of Canada have also committed to releasing their own financing ratios.40 Travelers has also begun disclosing the dollar amount of its investments in different fossil fuel sectors and green bonds, laying the groundwork for a clean energy supply ratio.41

Berkshire, in contrast, has not outlined any target or policy to reduce investment in high-emitting sectors. Continued investment in high-emitting sectors exposes Berkshire to business, competitive and physical risk that must be assessed and addressed. In the absence of climate targets or transition policies, information about whether Berkshire is moving toward a 4:1 investment ratio of clean energy to fossil fuels will be decision useful to investors.

RESPONSE TO BERKSHIRE HATHAWAY BOARD OF DIRECTORS’ OPPOSITIONSTATEMENT

In its Opposition Statement, Berkshire states, “The Board does not believe it is relevant, necessary or in the best interests of shareholders to disclose its ‘clean energy financing ratio.”

Berkshire is exposed to risk from increasingly severe and frequent weather events; continued investment in fossil fuels exacerbates this risk. If Berkshire is unwilling to disclose climate related goals or a plan to reduce its insured and financed emissions, information on its clean energy to high carbon energy investments offer investors a different means of understanding Berkshire’s relative contribution to climate change and climate risk. Shareholders require transparency around if and how Berkshire is creating long-term value and mitigating climate risk through its investments.

Berkshire states, “A clean energy financing ratio is primarily targeted at bank financing activities, examining transactions underwritten by banks for the energy sector.”

A clean energy financing ratio is equally relevant to Berkshire given the Company’s extensive energy investments and financing activities, in particular, its estimated $20.9 billion in fossil-fuel related assets. Information on insurers’ investments in and allocation of capital to fossil fuels and clean energy is just as relevant as banks’ investments. Failure to disclose such a ratio, particularly in the absence of any other disclosures around financed or insured emissions, results in a lack of transparency for shareholders.

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35 https://www.metlife.com/sustainability/resource-center/commitments/net-zero-commitment/

36 https://www.metlife.com/sustainability/resource-center/sustainability-faqs/

37 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2023.pdf, p.34

38 https://ewcstatic.thehartford.com/thehartford/the_hartford/files/Comm/sustainability-highlight-report.pdf, p.12

39 https://www.jpmorgan.com/content/dam/jpm/cib/complex/content/investment-banking/carbon-compass/JPMC_ESFR_Methodology.pdf

40 https://about.bnef.com/blog/the-magic-number-is-4-to-1-as-banks-warm-to-clean-energy-finance-ratio/

41 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2023.pdf, p.17

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2025 Proxy Memo Berkshire Hathaway Inc | Disclose Clean Energy Financing Ratio

Berkshire states, “Berkshire’s Board believes it would be imprudent to disclose such a ratio due to, among other reasons, the lack of any standardized calculation methodology.”

BloombergNEF provides a standardized calculation methodology that, by its terms, states that the “intended audience for this document includes, but is not limited to” banks.42 This methodology is distinct from its Clean Energy Exposure Ratings (CEERs) and Fossil-Fuel Exposure Ratings (FFERs) which assess the proportion of a company’s revenue derived from clean energy activities.

CONCLUSION

Insurance companies moving toward net zero targets and actively reducing investments in high-emitting sectors gain a competitive advantage over Berkshire by limiting exposure to climate risk. Berkshire can close the information gap for investors, address its own climate risk, and reduce competitive weaknesses by disclosing a clean energy financing ratio.

Vote “Yes” on this Shareholder Proposal #7.

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For questions, please contact Mary Zuccarello, As You Sow, mzuccarello@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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42 https://assets.bbhub.io/professional/sites/24/Energy-Supply-Banking-Ratios-Implementation-Guide.pdf

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